VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:        Father Time Inc.

Registration Statement on Form S-1 (File No. 333-238957)

Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-1:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

Should you have any questions, please call or email the undersigned at (571) 277-3506 and bobwaligunda@comcast.net or Matthew McMurdo of The McMurdo Law group. at (917) 318-2865 and matt@nannaronelaw.com.

Very truly yours,

FATHER TIME, INC.

By:	/S/ Trevor Dorksen
	Name:	Trevor Doerksen
	Title:	Chairman, Chief Financial Officer, President, and Director

By:	/S/ Ray Brown
	Name:	Ray Brown
	Title:	Chairman, Chief Executive Officer, President, Secretary, Treasurer